Exhibit 99.20

Mogo Announces First Quarter 2017 Financial Results

Member base grows 94% Year on Year

 Third consecutive quarter of positive Adjusted EBITDA

Launched MogoMortage and Mogo Spending Account

Vancouver, British Columbia, May 8, 2017 – Mogo Finance Technology Inc. (TSX:MOGO)(OTCQX: MOGOF), one of Canada’s leading financial technology companies, and a provider of innovative financial products to consumers, today announced its financial and operational results for the first quarter ended March 31, 2017.

“The first quarter was a pivotal period for the company as we launched two new fee-based products – our MogoMortgage and Mogo Spending Account,” said David Feller, Mogo’s Founder and CEO. “The initial response to our mortgage product launch has been very encouraging. We generated a substantial volume of new applications and funded 13 mortgages in the period. Importantly, we believe this showcases the power of our platform and our ability to launch additional financial products that not only help our members gain greater control of their financial health, but give us new ways to drive revenue from our significant member base. As we have seen happen in the U.S. market, the ongoing consumer shift to a more convenient digital mortgage experience will change the traditional broker model. We believe that our unique digital platform and value proposition positions us as a leader as this shift happens in Canada.”

“Revenue for the first quarter reflects our continued strategic shift away from short-term loans, while increasing our focus on long-term loans and other products, which drove a 19% year over year increase in Loan Interest & Other Revenue,” said Greg Feller, Mogo’s President & CFO. “We also delivered positive adjusted EBITDA again this quarter based on higher gross profit margins and ongoing operating efficiencies. With multiple new products on the market and significant technology development activity behind us, we are now in a position to generate meaningful additional savings this year, which we expect will contribute to improved adjusted EBITDA performance. At the same time, we are focused on renewed revenue growth through the combination of our new products and a return to growth in our loan portfolio.”

First Quarter 2017 Financial Highlights

•	Revenue for the first quarter of 2017 was $11.3 million, an 11% decrease from the same period last year due to the deliberate shift away from short-term loans.

•	The Company was successful at growing loan interest and other revenue, which increased by 19% to $6.5 million from $5.5 million in the first quarter of 2016.

1

•	Gross profit margin increased to 66% of revenue compared with 61% in the first quarter of 2016, and gross profit was $7.5 million, compared with $7.8 million in the first quarter of 2016.

•	Achieved positive adjusted EBITDA[1] of $0.3 million in the first quarter of 2017, representing a $1.2 million improvement compared to the first quarter of 2016. This is the third consecutive quarter of positive adjusted EBITDA.

•	Net cash flow from operating activities before investment in loans receivable[1] had its fifth consecutive positive cash inflow in the first quarter of $1.3 million.

•	The Company reduced its total use of cash to $2.7 million in the first quarter of 2017, down 21% from the fourth quarter of 2016. At March 31, 2017, Mogo had $15.9 million in cash and cash equivalents.

•	Gross loans receivable were $67.6 million as at March 31, 2016, compared to $69.2 million as at December 31, 2016, in line with the Company’s near-term plan to limit loan portfolio growth while it invested in its platform and new products. Gross loans receivable – long-term[1] represented 85% of the total gross loans receivable, compared to 83% of the total gross loans receivable as at December 31, 2016 and 77% at March 31, 2016.

•	Net loss for the quarter ended March 31, 2017 decreased to $4.6 million from $5.7 million for the first quarter of 2016.

First Quarter 2017 Business Highlights

•	The Company added approximately 48,000 new members in the first quarter of 2017. Mogo had approximately 396,000 members as at March 31, 2017, a 94% increase compared to approximately 204,000 as at March 31, 2016.

•	Entered Canada’s $1.4 trillion mortgage market with the launch of its new digital mortgage experience, MogoMortgage.

•	Entered $800 billion payments market with launch of innovative digital spending account and Platinum Prepaid Visa®.

•	Introduced the Android version of the MogoApp increasing Canadian consumers’ access to Mogo products.

Outlook

With multiple new products on the market and significant technology development activity behind us, we are now well positioned to realize meaningful savings including a recently implemented initiative in the second quarter that we expect will generate $2.0 million of annualized personnel savings, prior to incurring a one-time cost of $0.1 million. With the implementation of these savings, we have also resumed focus on growing our loan portfolio including new initiatives such as provincial expansion which we expect to include launching certain Mogo products in all other provinces in Canada excluding Quebec. We expect that the combination of these factors will enable us to deliver accelerating revenue growth and improved EBITDA performance in the second half of the year.

Conference Call & Webcast

Mogo will host a conference call to discuss its Q1 2017 financial results at 5:00 p.m. EST on May 8, 2017. The call will be hosted by David Feller, Founder & CEO, and Greg Feller, President & CFO. To participate in the call, dial 647-427-7450 or 1-888-231-8191 using the conference ID 13550167. The webcast can be accessed at http://bit.ly/2pYlhiM or http://investors.mogo.ca. Listeners should access the webcast or call 10-15 minutes before the start time to ensure they are connected. A copy of the presentation will be available at http://investors.mogo.ca.

2

Non-IFRS Financial Measures

Gross loans receivable (short-term and long-term), net cash flow from operating activities before investment in loans receivable, and adjusted EBITDA are non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. We use non-IFRS financial measures to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non-IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. Investors are encouraged to review our financial statements and disclosures in their entirety and are cautioned not to put undue reliance on any non-IFRS measure and view it in conjunction with the most comparable IFRS financial measures. Readers are referred to our MD&A for the period ended March 31, 2017 which is available at www.sedar.com and http://investors.mogo.ca/ for more information regarding our use of these measures and a reconciliation to the most comparable IFRS measure.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements regarding Mogo's revenue, revenue growth and adjusted EBITDA, the future growth of Mogo's business, its intention to expand into other products and markets, and Mogo's financial expectations and outlook for 2017. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo's growth, its ability to expand into new products and markets and its expectations for its financial performance for 2017 are subject to a number of conditions, many of which are outside of Mogo's control. For a description of the risks associated with Mogo's business please refer to the “Risk Factors” section of Mogo’s annual information form dated March 7, 2017, which is available at www.sedar.com. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

3

About Mogo

Mogo (TSX: MOGO; OTCQX: MOGOF)— a Vancouver-based financial technology company— is focused on building the best digital banking experience in Canada, with innovative products designed to help consumers get in control of their financial health. Built mobile first, users can sign up for a free MogoAccount in only three minutes and get access to free credit score monitoring, a free spending account, mortgages and personal loans. With more than 400,000 members and growing, Mogo is leading the shift to digital banking in Canada and offering consumers real alternatives to the big banks. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:

Craig Armitage

Investor Relations

craiga@mogo.ca

(416) 347-8954

4